Exhibit (d)(xv)

Fintech Advisory, Inc. (“FAI”)

375 Park Avenue, 38th Floor

New York, New York 10152

Attention: Erika Mouynes

August 19, 2016

Re: Tender Offer Commitment Letter

Ladies and Gentleman:

Reference is made to that certain Master Financing Agreement between FAI and Fintech Investments Ltd. (“FIL”), dated as of October 24, 2014 (as amended on March 16, 2016 and as further amended from time to time, the “MFA”). Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the MFA.

Reference is also made to Section 2.3 of the MFA pursuant to which FAI shall offer to FIL, and FIL may decide to accept, an opportunity to participate in an Additional Financing to pursuant to a Capital Request from the Issuer.

We understand that the Issuer desires capital to fund contemplated tender offers to acquire all outstanding Class B shares and/or all American Depositary Shares of Telecom Argentina S.A and any related fees and expenses in the United States (the “U.S. Offer”) and Argentina (the “Argentine Offer,” and together with the U.S. offer, the “Tender Offers”). We understand that the price offered in the Tender Offers is US$3.925 per Class B share and US$19.625 per ADS, and that the maximum number of Class B shares that may be purchased (including Class B shares held through ADSs) is 411,964,958 million shares, resulting in a maximum capital need of US$1,617 million plus the cost of any fees and expenses involved in carrying out the Tender Offers, which we estimate will not exceed US$10 million. Pursuant to the MFA, we hereby commit to participate in any and all offers of Additional Financing from FAI up to US$1,627 million to permit the Issuer to acquire any and all tendered shares in connection with the Tender Offers.  The participation referenced in this paragraph shall be on an equity basis, such that FIL will, after giving effect to the participation and the use of the proceeds of such participation, have a 100% undivided economic participation interest in FAI’s membership interests in the Issuer. FIL would receive payments in respect of the participation interest if and when received by FAI, net of any withholdings applicable to the participation interest. The foregoing financing commitment is referred to herein as the “Financing Commitment.”

Unless the parties mutually agree to its earlier termination, our commitment set forth in this letter will expire upon the earlier to occur of (i) the closing of the Tender Offers (ii) the Issuer’s receipt of funding in an amount no less than the Financing Commitment or (iii) December 31, 2016.

This letter and its contents are of a confidential nature and will not be disclosed to any other person without the prior consent of the other party, except as required by law or by any applicable governmental or other regulatory authority and to its employees, consultants or advisers who are subject to confidentiality obligations as a matter of law or professional practice.

Except as provided herein, all rights, remedies and privileges of the undersigned in the MFA are expressly reserved.

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Please indicate your agreement with the above by returning a countersigned copy of this letter to FIL.

Very truly yours,

Fintech Investments Ltd.

By:	/s/ Natalie Sutter
Name: Natalie Sutter
Title: Executive Vice President of Diretora Corporate Services S.A., acting as director of Fintech Investments Ltd.
Date: August 19, 2016

By:	/s/ Khaled Rezaie
Name: Khaled Rezaie
Title: Executive Vice President of Diretora Corporate Services S.A., acting as director of Fintech Investments Ltd.
Date: August 19, 2016

Agreed to and Accepted by:

Fitnech Advisory, Inc.

By:	/s/ Erika Mouynes
Name: Erika Mouynes
Title: Authorized Person